Notice to Stockholders Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders, by supplementing the Material Fact disclosed on December 18, 2025, that the share fractions arising from the share bonus have been grouped in whole numbers and sold on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) at the auction held on February 24, 2026. At this auction, 198,581 book-entry shares with no par value were sold, of which 55,921 common shares and 142,660 preferred shares, with the net amounts of BRL 44.8730180388 for each common share and BRL 48.1301186067 for each preferred share. These amounts will be available for 10 years1 to stockholders without up-to-date registration information from the date of payment to stockholders with up-to-date registration information. The proceeds of these fractions will be made available on March 10, 2026 to stockholders entitled to receive them, as follows: a) for stockholders registered in the Company's books whose registration information is up-to- date, proceeds will be deposited directly by Itaú Corretora de Valores S.A., the institution responsible for the Company's share bookkeeping, to the current account at the Financial Institution indicated in the stockholder's registration information. Any stockholders whose registration information is not updated should do so through the channels below: (i) App Íon (for shareholders who are Itaú account holders) – by following the route: My account > Update your registration information, and (ii) brick-and-mortar branch: hold individual taxpayer’s registry (CPF), identity card (RG), proof of residence and proof of bank domicile; and b) for other stockholders, payment will be made directly to B3, who will subsequently transfer these amounts to the stockholders included in their registrations, through their Custody Agents. São Paulo (SP), March 03, 2026. Gustavo Lopes Rodrigues Investor Relations Officer 1 According to article 205 of the Civil Code.